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	June 21, 2013	VIENNA

Via Edgar
Ms. Amanda Ravitz, Assistant Director
Mr. Jay Mumford, Senior Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	JA Solar Holdings Co., Ltd.
Responses to the Staff’s Comments on the Registration Statement on Form F-3 Filed on May 28, 2013
File No. 333-188895

Dear Ms. Ravitz and Mr. Mumford:

On behalf of our client, JA Solar Holdings Co., Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), set forth below are the Company’s responses to the comments contained in the letter dated June 14, 2013 from the staff of the Commission (the “Staff”) with respect to the Company’s Registration Statement on Form F-3 (“Form F-3”) filed on May 28, 2013.

The comments are repeated below and are followed by the Company’s responses. We have included page numbers to indicate where the language addressing a particular comment appears in the Amendment No. 1 to the Company’s Registration Statement on Form F-3 (“Amendment No. 1”).

*              *              *

Prospectus Cover Page

1.                                      We note you indicate you are seeking to sell securities to be issued by selling security holders. It is not clear whether the initial offering transactions in which the selling security holders purchased the securities were completed, or that the securities have been issued and are outstanding. Please revise to describe more specifically the initial offering transaction or transaction in which the securities were sold to the selling security holders. See Item 430B(b)(2).

The Company respectfully advises the Staff that security holders will not sell securities of the Company using the Form F-3, and as such, it has removed all relevant disclosure in Amendment No. 1.

Our Company, page 4

2.                                      Please revise your summary to disclose your net losses for 2011, 2012 and the first quarter of 2013.

In response to the Staff’s comment, the Company has revised the disclosure on page 5 of Amendment No. 1.

Exhibit 5.1

3.                                      Please file an opinion that addresses the legality of the warrants and stock purchase contracts that you are seeking to register. See Section II.B.1.f of Staff Legal Bulletin No. 19 (October 14, 2011).

In response to the Staff’s comment, the Company has filed a revised opinion as Exhibit 5.1 to Amendment No. 1 to address the legality of the warrants and stock purchase contacts, which the Company seeks to register.

4.                                      It is unclear why the phrase in parenthesis in the penultimate paragraph identified as paragraph #2 is needed in light of the last paragraph on page 3. Please revise or advise. See Section II.B.1.c of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has filed a revised opinion as Exhibit 5.1 to remove the phrase in parenthesis in the paragraph identified as paragraph #2 of the opinion.

*              *              *

If you have any questions or additional comments with respect to this matter, please contact the undersigned at (852) 3740 4771 (office) or (852) 3910 4771 (facsimile) or at edward.lam@skadden.com.

Very truly yours,

/s/ Edward Lam
Edward Lam

cc:                          Mr. Min Cao, Chief Financial Officer, JA Solar Holdings Co., Ltd.

Mr. Jian Xie, Chief Operating Officer, JA Solar Holdings Co., Ltd.

Peter X. Huang, Skadden, Arps, Slate, Meagher & Flom LLP

Min Xiao, PricewaterhouseCoopers Zhong Tian CPAs Limited Company